2285 Clark Drive
Vancouver, British Columbia
Canada, V5N 3G9
(604) 732-6124
August 1, 2008
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	lululemon athletica inc. Withdrawal of Registration Statement on Form S-3 (File No. 333-152672)
Ladies and Gentlemen:
lululemon athletica inc., a Delaware corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-3 (File No. 333-152672), including all amendments and exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2008, to be withdrawn effective immediately.
The Registration Statement is being withdrawn because the Company’s filing agent incorrectly filed the Registration Statement via the SEC’s EDGAR system under the form type “S-3”, instead of under the correct form type “S-3ASR” in accordance with the Company’s status as a well-known seasoned issuer. None of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be applied to the filing of the registration statement to be promptly filed under form type “S-3ASR” on the date hereof.
Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement, with a copy to the Company’s counsel, DLA Piper US LLP, as soon as it is available. The facsimile number of the Company is (604) 874-6124 and the facsimile number of DLA Piper US LLP is (206) 494-1788. If you have any questions with respect to this matter, please contact Mark F. Hoffman, Esq., of DLA Piper US LLP, at (206) 839-4800.

Very truly yours, lululemon athletica inc.
By:	/s/ John Currie
John Currie, Chief Financial Officer